                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K



[X]                            Annual Report
                       Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 (Fee Required)
                     For The Year Ended December 31, 1998


                                      or


[ ]           Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 (No Fee Required)
                  For The Transition Period from ________ to



                        Commission File Number 00107923



                       HANDLEMAN COMPANY SALARY DEFERRAL
                                AND STOCK PLAN
                                --------------
                           (Full title of the Plan)



                               HANDLEMAN COMPANY
                               -----------------
         (Name of issuer of the securities held pursuant to the Plan)

                              500 Kirts Boulevard
                             Troy, Michigan 48084
                             --------------------
                   (Address of principal executive offices)

                                    1 of 16

The following financial statements and exhibits are presented pursuant to
Section 15(d) of the Securities Exchange Act of 1934:


                                                                       Page
                                                                       ----

(a)  Financial Statements:

     Report of Independent Accountants                                  I-1

     Statement of Assets Available for Benefits
     as of December 31, 1998 and 1997                                   I-2

     Statement of Changes in Assets Available for
     Benefits for the year ended December 31, 1998                      I-3

     Notes to Financial Statements                                  I-4 to I-10

     Item 27a -- Schedule of Assets Held for Investment
     Purposes as of December 31, 1998                                   I-11

     Item 27d -- Schedule of Reportable Transactions                I-12 to I-13
     for the year ended December 31, 1998

     Schedules:

     Schedule I, II and III have been omitted because
     the required information is shown in the financial
     statements or notes thereto, or in another schedule                  -


                                                                      Exhibit
                                                                      Number
                                                                      -------
(b)  1.   Consent of Independent Accountants with
          respect to their report on their audit of
          the financial statements of the Handleman
          Company Salary Deferral and Stock Plan
          as of and for the year ended December 31, 1998                28.1


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


          HANDLEMAN COMPANY SALARY DEFERRAL AND STOCK PLAN



          By: /s/ Leonard A. Brams
             ---------------------------------------------
            Leonard A. Brams, Senior Vice President and Chief
            Financial Officer Handleman Company

                                    2 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------



                                                                        PAGES
                                                                        -----

Report of Independent Accountants                                         4


Financial Statements:


Statement of Assets Available for
Benefits as of December 31, 1998 and 1997                                 5


Statement of Changes in Assets Available
 for Benefits for the year ended
 December 31, 1998                                                        6


Notes to Financial Statements                                            7-13


Supplemental Schedules:

Item 27a - Schedule of Assets Held for
 Investment Purposes as of December 31, 1998                              14


Item 27d - Schedule of Reportable Transactions
 for the year ended December 31, 1998                                   15-16

                                    3 of 16

[LOGO APPEARS HERE]

              [LETTERHEAD OF PRICEWATERHOUSECOOPERS APPEARS HERE]

                       Report of Independent Accountants

To the Administrative Committee of the
Handleman Company Salary Deferral and Stock Plan:

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the net assets available for benefits of Handleman Company Salary Deferral and Stock Plan (the "Plan") at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 14 through 16 of this Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                        /s/ PricewaterhouseCoopers LLP

June 22, 1999

                               HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN
                   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                           December 31, 1998 and 1997
                           --------------------------

                                                                                              1998                     1997
                                                                                           -----------              -----------
ASSETS:
Accrued dividends and interest                                                             $       257              $        52

Employee contributions receivable                                                               56,905                  133,511

Employer contribution receivable                                                                10,106                   23,341

Investments at Estimated Fair Value
-----------------------------------
KeyCorp Investments:
     Employee Benefit Money Market Fund(1), (54,255 shares and 3,697 shares at                  54,225                    3,697
     December 31, 1998 and 1997 respectively)

     EB-Managed Guaranteed Investment Contract(2), (0 shares and 70,217 shares                       0                  851,905
     at December 31, 1998 and 1997 respectively)

Investments at Fair Value as Determined by Quoted Market Price
--------------------------------------------------------------
KeyCorp Investments
     Victory U.S. Government Obligations Fund(3), (138,368 shares and 62,719                 1,609,440                  694,535
     shares at December 31, 1998 and 1997, respectively)

     American Balanced Fund(4), (186,555 shares and 163,906 shares at                        2,940,109                2,570,048
     December 31, 1998 and 1997, respectively)

     Victory Stock Index Fund(5), (278,506 shares and 231,092 shares at                      5,915,466                4,321,425
     December 31, 1998 and 1997, respectively)

     Handleman Company common stock(6), (190,516 shares and 192,835 shares                   2,676,357                1,337,889
     at December 31, 1998 and 1997, respectively)

     N&B Genesis Fund(7), (7,600 shares and 0 shares at December 31, 1998 and                   96,520                        -
     1997, respectively)

     Fidelity Growth Opportunity Fund(8), (3,440 shares and 0 shares at                        172,849                        -
     December 31, 1998 and 1997, respectively)

     Janus Worldwide Fund(9), (3,186 shares and 0 shares at December 31, 1998                  150,867                        -
     and 1997, respectively)

     Loans to participants at rates of 9.5% to 10.0%, maturing in 1 to 5 years                 347,209                  207,884
                                                                                           -----------              -----------

ASSETS AVAILABLE FOR BENEFITS                                                              $14,030,310              $10,144,287
                                                                                           ===========              ===========


(1)  The Plan's cost of investment in the KeyCorp Employee Benefit Money
     Market Fund was $54,225 and $3,697 as of December 31, 1998 and 1997, respectively.
(2) The Plan's cost of investment in the EB-Managed Guaranteed Investment Contract was $0 and $772,446 as of December 31, 1998 and 1997, respectively.
(3) The Plan's cost of investment in the Victory U.S. Government Obligations Fund was $1,530,994 and $645,075 as of December 31, 1998 and 1997,
     respectively.
(4) The Plan's cost of investment in the American Balanced Fund was $2,843,097 and $2,444,702 as of December 31, 1998 and 1997, respectively.
(5) The Plan's cost of investment in the Victory Stock Index Fund was $4,535,572 and $3,330,768 as of December 31, 1998 and 1997, respectively.
(6) The Plan's cost of common stock was $1,731,162 and $1,749,053 as of December 31, 1998 and 1997, respectively.
(7) The Plan's cost of investment in the N&B Genesis Fund was $98,064 and $0 as of December 31, 1998 and 1997, respectively.
(8) The Plan's cost of investment in the Fidelity Growth Opportunity Fund was $163,892 and $0 as of December 31, 1998 and 1997, respectively.
(9) The Plan's cost of investment in the Janus Worldwide Fund was $146,847 and $0 as of December 31, 1998 and 1997, respectively.

    The accompanying notes are an integral part of the financial statements.

                                      I-2
                                    5 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                        STATEMENT OF CHANGES IN ASSETS
                            AVAILABLE FOR BENEFITS

                     for the year ended December 31, 1998
                      ------------------------------------


Additions:                                                                           -------------------------
  Employer contributions                                                                          $   363,303

  Employee authorized contributions                                                                 2,167,439

  Dividend income                                                                                     910,323

  Interest income                                                                                      30,900

  Net appreciation in fair value of investments                                                     2,126,122

  Other                                                                                                 9,521
                                                                                     -------------------------

     Total additions                                                                                5,607,608

Deductions:

  Participants' benefits paid                                                                       1,697,034

  Other                                                                                                24,551
                                                                                     -------------------------

  Total deductions                                                                                  1,721,585
                                                                                     -------------------------

  Net increase                                                                                      3,886,023

     Assets available for benefits,                                                                10,144,287
                                                                                     -------------------------
     beginning of year

     Assets available for benefits,                                                               $14,030,310
                                                                                     =========================
     end of year


   The accompanying notes are an integral part of the financial statements.

                                   6 of 16

                               HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------




1.   Description of Plan
     -------------------

     The following description of the Handleman Company Salary Deferral and Stock Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers all employees of the Handleman Company (the "Company") and subsidiaries and affiliates that have adopted the Plan who have one year of service and who are not covered by collective bargaining agreements (unless they specifically refer to the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Employee authorized contributions of tax deferred compensation are limited in any one year to the lesser of fifteen percent of employee compensation or $10,000. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

     The Company provides for a matching contribution equal to 25 percent of the elective contribution made by each participant, up to six percent of such participant's compensation, to be invested in company stock.

     Plan Assets

     To the extent practicable, Plan assets related to the Company stock portion of the Plan are invested in Company stock. Employees may direct investment of employee authorized contributions to the Plan into various investment funds which are established by the Company from time to time.

     Participant Accounts

     Each participant's account is credited with employee authorized contributions, in addition to an allocation of any Company contribution and Plan earnings, net of Plan expenses. A participant must be employed by the Company on the last day of the Company's fiscal year to receive the allocation of Company contributions.

          Salary Deferral Portion - Company contributions to the Salary Deferral
          -----------------------
          portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

          Stock Ownership Portion - Effective May 2, 1994, the Plan was amended to discontinue Company contributions for employees hired after April 30, 1994. As of December 31, 1996, Company contributions for all employees were discontinued.

                                    7 of 16

                              HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------

1.   Description of Plan, continued
     -------------------

     Loans to Participants

     The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant's non-forfeitable salary deferral account balance or $50,000.

     Plan Expenses

     Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company at its discretion elects to pay these expenses. The Company paid such expenses for the year ended December 31, 1998.

     Vesting

     Participants are fully vested in amounts credited to their accounts prior to July 1995.

     Effective July 1, 1995, the Plan was amended to include a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service. Nonvested company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan.

     Payment of Benefits

     On termination of service, a participant will be eligible to receive the plan assets allocated to the participant's account and which have vested or an equivalent amount in cash. At December 31, 1998 and 1997, $1,027,833 and $325,337 respectively, were reported as benefits payable on the Form
     5500.

2.   Summary of Accounting Policies
     ------------------------------

     Company Contributions

     Company contributions are accrued in the plan year to which the contributions relate. Company contributions are in the form of Company stock.

     Investments

     At the end of the plan year, Company stock is valued at the closing market price of the stock on the last business day of the Plan's year. The EB-Managed Guaranteed Investment Contract Fund, Victory U.S. Government Obligations Fund, American Balanced Fund, Victory Stock Index Fund, N&B Genesis Fund, Fidelity Growth Opportunity Fund, Janus Worldwide Fund and Employee Benefit Money Market Fund are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan's investment custodian, KeyCorp.

     The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

     The Plan presents in the statement of changes in assets the net appreciation (depreciation) in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

                                    8 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------


2.   Summary of Accounting Policies, continued
     ------------------------------

     Dividend Income

     Dividend income is recognized on the ex-dividend date. Dividend income on Company stock for the year ended December 31, 1998 was $0.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from these estimates.

3.   Investments
     -----------

     During the Plan year ended December 31, 1998, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $2,126,122 as follows:

     Investments at Estimated Fair Value
     -----------------------------------
     KeyCorp Investment:
          EB-Managed Guaranteed Investment Contract         $    25,533

     Investments at Fair Value Determined
     by Quoted Market Price
     ----------------------

     KeyCorp Investments:
          Victory U.S. Government Obligation Fund                55,708
          American Balanced Fund                                 12,238
          Victory Stock Index Fund                              651,457
          N&B Genesis Fund                                       (3,557)
          Fidelity Growth Opportunity Fund                        8,188
          Janus Worldwide Fund                                    3,317

     Handleman Company Common Stock                           1,373,238
                                                            -----------

                                                            $ 2,126,122
                                                            ===========

                                    9 of 16

Fund Information
----------------

The following is a summary of assets for each investment fund option for the years ended December 31, 1998 and 1997 and of changes by investment fund for the year ended December 31, 1998. The Handleman Common Stock Fund includes both participant directed investments as well as investments of company matching contributions.

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                 ASSETS AND LIABILITIES BY INVESTMENT PROGRAM
                               DECEMBER 31, 1998

                                                                                     PARTICIPANT   DIRECTED
                                                           ----------------------------------------------------------
                                                           EB-MANAGED  VICTORY U.S.
                                                           GUARANTEED   GOVERNMENT    AMERICAN     VICTORY      N&B
                                              HANDLEMAN    INVESTMENT  OBLIGATIONS    BALANCED      STOCK     GENESIS
                                             COMMON STOCK   CONTRACT       FUND         FUND      INDEX FUND   FUND
                                         ----------------------------------------------------------------------------
Assets:

Accrued Dividends and Interest                 $      257           -             -            -           -        -

Employer Contributions Receivable                  10,106           -             -            -           -

Employee Contributions Receivable                   2,774           -    $    9,438   $   16,337  $   25,761  $   496

KeyCorp Investments:

Employee Benefit Money Market Fund                 54,225           -             -            -           -        -

EB-Managed Guaranteed Investment                        -           -             -            -           -        -
Contract

Victory U.S. Government                                 -           -     1,609,440            -           -        -
Obligations Fund

American Balanced Fund                                  -           -             -    2,940,109           -        -

Victory Stock Index Fund                                -           -             -            -   5,915,466        -

Handleman Company Common                        2,676,357           -             -            -           -        -
Stock, 190,516 Shares

N&B Genesis Fund                                        -           -             -            -           -   96,520

Fidelity Growth Opportunity Fund                        -           -             -            -           -        -

Janus Worldwide Fund                                    -           -             -            -           -        -

Loans to Participants                                   -           -             -            -           -        -
                                             ------------  ----------  ------------  -----------  ----------  -------
ASSETS AVAILABLE FOR BENEFITS                  $2,743,719   $       0    $1,618,878   $2,956,446  $5,941,227  $97,016
                                             ============  ==========  ============  ===========  ==========  =======

                                              ---------------------------------
                                                FIDELITY
                                                 GROWTH       JANUS
                                               OPPORTUNITY  WORLDWIDE    LOAN
                                                  FUND        FUND       FUND         TOTAL
                                              ------------------------------------------------
Assets:

Accrued Dividends and Interest                          -           -         -    $       257

Employer Contributions Receivable                                             -         10,106

Employee Contributions Receivable              $      824   $   1,275         -         56,905

KeyCorp Investments:

Employee Benefit Money Market Fund                      -           -         -         54,225

EB-Managed Guaranteed Investment                        -           -         -              0
Contract

Victory U.S. Government                                 -           -         -      1,609,440
Obligations Fund

American Balanced Fund                                  -           -         -      2,940,109

Victory Stock Index Fund                                -           -         -      5,915,466

Handleman Company Common                                -           -         -      2,676,357
Stock, 190,516 Shares

N&B Genesis Fund                                        -           -         -         96,520

Fidelity Growth Opportunity Fund                  172,849           -         -        172,849

Janus Worldwide Fund                                    -     150,867         -        150,867

Loans to Participants                                   -           -  $347,209        347,209
                                              -----------  ----------  --------    -----------
ASSETS AVAILABLE FOR BENEFITS                  $  173,673   $ 152,142  $347,209    $14,030,310
                                              ===========  ==========  ========    ===========

                                      I-7
                                   10 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                 ASSETS AND LIABILITIES BY INVESTMENT PROGRAM
                               DECEMBER 31, 1997


                                                                          PARTICIPANT    DIRECTED
                                                            ----------------------------------------------------------
                                                              EB-MANAGED  VICTORY U.S.
                                                              GUARANTEED   GOVERNMENT   AMERICAN    VICTORY
                                     HANDLEMAN   HANDLEMAN    INVESTMENT  OBLIGATIONS   BALANCED     STOCK      LOAN
                                     ESOP FUND  COMMON STOCK   CONTRACT       FUND        FUND     INDEX FUND   FUND       TOTAL
                                    -----------------------------------------------------------------------------------------------
Assets:
Accrued Dividends and Interest        $      2      $     50           -           -           -           -         -  $        52
Employer Contributions Receivable            -        23,341           -           -           -           -         -       23,341
Employee Contributions Receivable            -         7,107    $ 13,635    $  9,960  $   40,601  $   62,208         -      133,511

KeyCorp Investments:
Employee Benefit Money Market Fund         274         3,423           -           -           -           -         -        3,697
EB-Managed Guaranteed Investment
Contract                                     -             -     851,905           -           -           -         -      851,905
Victory U.S. Government Obligations
Fund                                         -             -           -     694,535           -           -         -      694,535
American Balanced Fund                       -             -           -           -   2,570,048           -         -    2,570,048
Victory Stock Index Fund                     -             -           -           -           -   4,321,425         -    4,321,425
Handleman Company Common Stock         518,831       819,058           -           -           -           -         -    1,337,889
192,835 Shares
Loans to Participants                        -             -           -           -           -           -   207,884      207,884
                                     ---------  ------------  ----------  ----------  ----------  ----------  --------  -----------
ASSETS AVAILABLE                      $519,107      $852,979    $865,540    $704,495  $2,610,649  $4,383,633  $207,884  $10,144,287
                                     =========  ============  ==========  ==========  ==========  ==========  ========  ===========
FOR BENEFITS

                                   11 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
              INCOME ANC CHANGES IN EQUITY TO INVESTMENT PROGRAM
                     FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                 PARTICIPANT   DIRECTED
                                                     -----------------------------------------------------------------------------
                                                        EB-MANAGED   VICTORY U.S.                                      FIDELITY
                                                        GUARANTEED    GOVERNMENT     AMERICAN    VICTORY      N&B       GROWTH
                             HANDLEMAN    HANDLEMAN     INVESTMENT   OBLIGATIONS     BALANCED     STOCK     GENESIS   OPPORTUNITY
                             ESOP FUND   COMMON STOCK    CONTRACT        FUND          FUND     INDEX FUND    FUND       FUND
                            ------------------------------------------------------------------------------------------------------
Additions:
Employer Contributions               -     $  362,922   $      114             -   $      152   $      115         -            -
Employee Contributions               -        101,752      121,695    $  303,312      611,780      987,768    10,868        9,068
Dividend Income                      -              -            -             -      289,454      619,851         -        1,018
Total Interest Income               12          3,064            8             6            3            5       227        4,829
Net appreciation in fair
 value of investments          357,441      1,015,797       25,533        55,708       12,238      651,457    (3,557)       8,188
Other Receipts                      (2)           162          352         1,730          404        1,137         -            -
                            ----------     ----------   ----------    ----------   ----------   ----------  --------   ----------
Total Additions                357,451      1,483,697      147,702       360,756      914,031    2,260,333     7,538       23,103
                            ----------     ----------   ----------    ----------   ----------   ----------  --------   ----------

Deductions:
Participants' benefits          13,593        335,838       48,117       322,015      365,631      611,840         -            -
Transfers Between Funds        862,965       (743,907)     965,125      (875,642)     202,603       90,899   (89,478)    (150,570)
Other                                -          1,026            -             -            -            -         -            -
                            ----------     ----------   ----------    ----------   ----------   ----------  --------   ----------
Total Deductions               876,558       (407,043)   1,013,242      (553,627)     568,234      702,739   (89,478)    (150,570)
                            ----------     ----------   ----------    ----------   ----------   ----------  --------   ----------
Net Increase                  (519,107)     1,890,740     (865,540)      914,383      345,797    1,557,594    97,016      173,673

Assets Available for
Benefits, beginning of
year                           519,107        852,979      865,540       704,495    2,610,649    4,383,633         0            0
                            ----------     ----------   ----------    ----------   ----------   ----------  --------   ----------
Assets Available for
Benefits, end of year        $       -     $2,743,719   $        -    $1,618,878   $2,956,446   $5,941,227  $ 97,016    $ 173,673
                            ==========     ==========   ==========    ==========   ==========   ==========  ========   ==========
                            ------------------------

                              JANUS
                            WORLDWIDE       LOAN
                              FUND          FUND        TOTAL
                            --------------------------------------
Additions:
Employer Contributions               -            -     $   363,303
Employee Contributions       $  21,196            -       2,167,439
Dividend Income                      -            -         910,323
Total Interest Income              553    $  22,193          30,900
Net appreciation in fair
 value of investments            3,317            -       2,126,122
Other Receipts                       -        5,738           9,521
                            ----------    ---------     -----------
Total Additions                 25,066       27,931       5,607,608
                            ----------    ---------     -----------

Deductions:
Participants' benefits               -            -       1,697,034
Transfers Between Funds       (127,076)    (134,919)              0
Other                                -       23,525          24,551
                            ----------    ---------     -----------
Total Deductions              (127,076)    (111,394)      1,721,585
                            ----------    ---------     -----------
Net Increase                   152,142      139,325       3,886,023

Assets Available for
Benefits, beginning of
year                                 0      207,884      10,144,287
                            ----------    ---------     -----------
Assets Available for
Benefits, end of year        $ 152,142    $ 347,209     $14,030,310
                            ==========    =========     ===========

                                      I-9
                                    12 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------



5.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.   Tax Status
     ----------

     The Internal Revenue Service has ruled that the Plan qualifies under
     Section 401 of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course or action or series of events that have occurred that might adversely affect the Plan's qualified status.

     The Plan obtained its latest determination letter on November 24, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

                                    13 of 16

                               HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN

                                   Form 5500
                            Calendar Plan year 1998

           ITEM 27a, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ---------------------------------------------------------

  (a)                                    (b)                       (c)               (d)          (e)
Asterisk                             Identity of
denotes party-                     issue, borrower             Description
in-interest to                        lessor, or                    of                          Current
the Plan                            similar party               Investment          Cost         Value
----------------             ------------------------      ------------------    ---------    -----------
Reporting Criteria I:
--------------------

Investment assets held by
the Plan on the last day
of the Plan year

        *                    KeyCorp                       Cash Equivalents      $   54,225   $   54,225
                             Employee Benefit
                             Money Market
                             Fund

        *                    KeyCorp                       Short Term U.S.       $1,530,994   $1,609,440
                             Victory U.S.                  Treasury Securities
                             Government Obligations Fund

        *                    KeyCorp                       Common Stock and      $2,843,097   $2,940,109
                             American
                             Balanced Fund                 Bond Fund

        *                    KeyCorp                       Common Stock Fund     $4,535,572   $5,915,466
                             Victory Stock
                             Index Fund

        *                    Handleman                     Common Stock          $1,731,162   $2,676,357
                             Company                       $.01 par value
                             Common Stock

        *                    KeyCorp                       Common Stock Fund     $   98,064   $   96,520
                             N&B
                             Genesis Fund

        *                    KeyCorp                       Common Stock Fund     $  163,892   $  172,849
                             Fidelity
                             Growth Opportunity Fund

        *                    KeyCorp                       Common Stock Fund     $  146,847   $  150,867
                             Janus
                             Worldwide Fund

        *                    Loans to                      Interest rates of     $        0   $  347,209
                             Participants                  9.5% to 10% and
                                                           maturing in 1 to
                                                           5 years

                                   14 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1998
                     ------------------------------------

                                                                                                                    Current Value
                                                                                Purchase    Selling      Cost       of Asset on
Identity of Party Involved  Description of Asset                                 Price       Price       Asset     ransaction Date
--------------------------  --------------------                                --------    -------     ------     ---------------
                                                                                                                   C>
REPORTING CRITERION I:       Any transaction within the plan year, with
----------------------
                             respect to any plan asset, involving an
                             amount in excess of five percent of the
                             current value of plan assets.

KeyCorp                      Victory U.S. Government Obligations Fund
                             1 purchase - 80,178 units                          $  910,541              $  910,541   $  910,541

KeyCorp                      EB - Managed Guaranteed Investment Contract
                             1 sale - 69,691 units                                          $  870,485     780,272      870,485

KeyCorp                      Victory Stock Index Fund
                             1 purchase - 25,864 units                             500,985                 500,985      500,985

REPORTING CRITERION II:      Any series of transactions (other than
-----------------------
                             transactions with respect to securities)
                             within the plan year with or in conjunction
                             with the same person which, when aggregated,
                             regardless of the category of asset and the
                             gain or loss on any transaction, involves an
                             amount in excess of five percent of the
                             current value of plan assets.

                             None

REPORTING CRITERION III:     Any transaction within the plan year involving
------------------------
                             securities of the same issue if within the
                             plan year any series of transactions with
                             respect to such securities, when aggre-
                             gated, involves an amount in excess of five
                             percent of the current value of plan assets.

KeyCorp                      Employee Benefit Money
                             Market Fund
                             108 purchases - 992,462 units                      $  992,462              $  992,462   $  992,462
                             135 sales - 941,660 units                                      $  941,660     941,660      941,660

KeyCorp                      American Balanced Fund
                             74 purchases - 67,011 units                         1,069,287               1,069,287    1,069,287
                             97 sales units -  44,362                                          711,464     670,891      711,464

KeyCorp                      Victory Stock Index Fund
                             100 purchases - 98,946 shares                       2,005,560               2,005,560    2,005,560
                             104 sales     - 51,054 shares                                   1,062,977     800,756    1,062,977

KeyCorp                      Government Obligation Fund
                             60 purchases - 116,419 shares                       1,333,863               1,333,863    1,333,863

KeyCorp                      Managed Guaranteed Investment Contract
                             43 sales - 81,809 shares                                        1,023,949     918,957    1,023,949

                                                                                Net Gain
Identity of Party Involved  Description of Asset                                or (Loss)
--------------------------  --------------------                                ---------
REPORTING CRITERION I:       Any transaction within the plan year, with
----------------------
                             respect to any plan asset, involving an
                             amount in excess of five percent of the
                             current value of plan assets.

KeyCorp                      Victory U.S. Government Obligations Fund
                             1 purchase - 80,178  units

KeyCorp                      EB - Managed Guaranteed Investment Contract
                             1 sale - 69,691 units                              $ 90,213

KeyCorp                      Victory Stock Index Fund
                             1 purchase - 25,864 units

REPORTING CRITERION II:      Any series of transactions (other than
-----------------------
                             transactions with respect to securities)
                             within the plan year with or in conjunction
                             with the same person which, when aggregated,
                             regardless of the category of asset and the
                             gain or loss on any transaction, involves an
                             amount in excess of five percent of the
                             current value of plan assets.

                             None

REPORTING CRITERION III:     Any transaction within the plan year involving
------------------------
                             securities of the same issue if within the
                             plan year any series of transactions with
                             respect to such securities, when aggre-
                             gated, involves an amount in excess of five
                             percent of the current value of plan assets.

KeyCorp                      Employee Benefit Money
                             Market Fund
                             108 purchases - 992,462 units
                             135 sales - 941,660 units

KeyCorp                      American Balanced Fund
                             74 purchases - 67,011 units
                             97 sales units -  44,362                           $ 40,573

KeyCorp                      Victory Stock Index Fund
                             100 purchases - 98,946 shares
                             104 sales     - 51,054 shares                       262,221

KeyCorp                      Government Obligation Fund
                             60 purchases - 116,419 shares

KeyCorp                      Managed Guaranteed Investment Contract
                             43 sales - 81,809 shares                            104,992

                                     I-12
                                   15 of 16

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Concluded
                    for the year ended December 31, 1998
                    ------------------------------------

                                                                                                  Current Value
                                                                 Purchase   Selling     Cost       of Asset on         Net Gain
Identity of Party Involved    Description of Asset                 Price     Price    of Asset    Transaction Date     or (Loss)
--------------------------    --------------------                 -----     -----    --------    ----------------     --------
REPORTING CRITERION IV:       Any transaction within the plan
----------------------
                              year with respect to securities
                              with or in conjunction with a
                              person if any prior or subsequent
                              single transaction within the plan
                              year with such person with respect
                              to securities exceeds five percent
                              of the current value of plan
                              assets.

                              None

                                     I-13

                                   16 of 16